SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

Commission file number 001-14251

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAP America, Inc. 401(k) Plan

SAP America, Inc.

3999 West Chester Pike

Newtown Square, PA 19073

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAP SE

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

Exhibit Index appears on page II-2

SAP AMERICA, INC.

401(k) PLAN

Exhibits

Exhibit 23.1

Note:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

The Plan Participants and The Benefits Committee of SAP America, Inc.

SAP America, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of SAP America, Inc. 401(k) Plan (the Plan) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the SAP America, Inc. 401(k) Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the SAP America, Inc. 401(k) Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Kreischer Miller

We have served as the Plan’s auditor since 2015.

Horsham, Pennsylvania

June 18, 2024

SAP AMERICA, INC.

401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2023 and 2022

	2023	2022
Assets:
Investments, at fair value	$7,464,288,550	$6,307,751,430

Receivables:
Notes receivable from participants	39,706,279	37,963,814
Employer contributions	23,945,776	21,908,478
Participant contributions	7,337,012	6,268,900

Total receivables	70,989,067	66,141,192

Net assets available for benefits	$7,535,277,617	$6,373,892,622

See accompanying notes to financial statements.

SAP AMERICA, INC.

401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2023 and 2022

	2023	2022
Additions:
Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	$1,042,609,706	$(1,550,505,000)
Interest and dividend income	130,441,879	170,863,886

Total investment income/(loss)	1,173,051,585	(1,379,641,114)

Interest income from notes receivable from participants	2,151,642	1,685,259

Contributions:
Employer	123,923,308	122,564,418
Participant	300,525,042	288,602,925
Rollovers and other	26,566,129	35,566,273

Total contributions	451,014,479	446,733,616

Total additions/(deductions)	1,626,217,706	(931,222,239)

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	460,910,154	313,653,549
Administrative expenses	3,859,265	3,643,374

Total deductions	464,769,419	317,296,923

Increase/(decrease) before transfers	1,161,448,287	(1,248,519,162)
Net transfer (out)/in of the Plan	(63,292)	1,760,884

Net Increase/(Decrease)	1,161,384,995	(1,246,758,278)
Net assets available for benefits:
Beginning of year	6,373,892,622	7,620,650,900

End of year	$7,535,277,617	$6,373,892,622

See accompanying notes to financial statements.

SAP AMERICA, INC.

401(k) PLAN

Notes to Financial Statements

(1)	Description of Plan

The following description of SAP America, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all employees of SAP America, Inc., SAP International, Inc., SAP Labs, LLC, SAP Public Services, Inc., SAP Global Marketing, Inc., SAP National Security Services, Inc., SAP Industries, Inc., Callidus, Inc., Sybase, Inc., Ariba, Inc., SuccessFactors, Inc., Hipmunk, Inc., Concur Technologies, Inc., TRX, Inc., Signavio Inc., and Hybris (U.S.) Corporation (collectively, the Company or the Companies). There are no minimum age or service requirements for employees to become eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is also subject to certain provisions of the Internal Revenue Code of 1986 (the Code). The Companies were subsidiaries of SAP SE (the Parent Company or SAP) during the Plan years presented.

(b)	Contributions

Participants may contribute, on a pre-tax basis, a portion of their eligible annual compensation, as defined by the Plan, not to exceed $22,500 for 2023 and $20,500 for 2022. The Plan limits eligible compensation to the amount prescribed by Section 401(a)(17) of the Code for purposes of compensation reduction contributions and limits the amount of annual additions to the amount prescribed by Section 415(c) of the Code. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 12 registered investment companies, one money market fund, the Parent Company’s ADR Stock Fund and 20 common collective trusts as investment options for participants. A self-directed brokerage account option is also available to allow participants to select investment options not specifically offered by the Plan. During 2023 and 2022, the Company matched 75% of the first 6% of eligible compensation that a participant contributes to the Plan. For purposes of employer matching and employer discretionary contributions, the Company’s limit for eligible compensation for purposes of calculating the employer match in 2023 and 2022 is $330,000 and $305,000, respectively. Employees are permitted to make pre-tax and after-tax contributions of up to 25% of compensation. Participants are permitted to make different contribution elections for (a) compensation consisting of bonuses and commissions, and (b) all other wages. The matching employer contribution is invested as directed by the participant and paid on a quarterly basis. The Plan allows participants to elect Roth type tax treatment for a portion or all of their retirement plan contributions. Participants must be on active payroll with the Company as of the last day of the quarter to be eligible for the employer match.

Additional employer discretionary contributions may be contributed at the option of the Company and are invested as directed by the participant. Employer discretionary contributions were not made in 2023 or 2022. When made, the employer discretionary contributions are allocated to participants who, with respect to the plan year for which a contribution is made, are employed by the Company on the last day of the plan year, have worked 1,000 hours in that year, and have elected a deferral contribution. The employer discretionary contributions are allocated as an additional matching contribution.

The applicable dollar limits on pre-tax contributions allow individuals who have reached age 50 by the end of the Plan year, and who can no longer make additional pre-tax contributions because of limitations imposed by the Code or the Plan, to make additional “catch-up contributions” for that year. Eligible individuals were able to make “catch-up contributions” up to the lesser of (a) the individual’s compensation for the year less any other deferrals, or (b) $7,500 for 2023 and $6,500 for 2022.

(c)	Transfers

The net assets transferred (out)/in of the Plan were $(63,292) and $1,760,884 for 2023 and 2022, respectively. In 2023, this amount consisted primarily of $(65,462) related to the transfers out of the Plan. In 2022, this amount consisted of $1,760,884 related to the transfers into the Plan.

(d)	Participant Accounts

All employer and employee contributions made to the Plan on behalf of a participant are credited to the account established in that participant’s name. As of each valuation date, each participant’s account, after considering any contributions made on behalf of that participant and allocated to their account, is credited with earnings/losses attributable to the participant’s chosen investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts credited to the participant’s account are invested as directed by the participant. All dividends, capital gain distributions, and other earnings received on investment options are specifically credited to a participant’s account and are immediately used to invest in additional shares of those investment options. Participant recordkeeping and administrative expenses are deducted directly from participant investment accounts.

(e)	Vesting

Participants are vested immediately in their contributions plus actual earnings/losses thereon. Vesting in the employer contribution to their accounts is based on years of service as defined in the Plan. A participant is 50% vested after two years of service and 100% vested after three years of service.

(f)	Forfeitures

Forfeitures are used to pay administrative expenses (in lieu of allocation to participant accounts) and/or to offset required employer contributions. For the years ended in December 31, 2023 and 2022, forfeitures of $3,000,000 and $0 (zero), respectively, were used to offset required employer contributions. At December 31, 2023 and 2022, forfeited non-vested accounts totaled $3,687,623 and $2,397,074, respectively.

(g)	Notes Receivable from Participants

Participants may borrow up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The majority of the Plan’s outstanding notes receivable from participants are secured by the vested balance in each participant’s account with original terms of up to 60 months; however, a longer term may be permitted in accordance with the Plan document. The notes receivable from participants bear interest at rates, which are based upon the prevailing commercial lending rates charged by professional lenders for similarly secured personal loans. The rate currently set by the Plan Administrator is the prime interest rate plus 1% and is adjusted for new loans weekly. During the term of the loan, the rate is fixed. A maximum of two notes receivable with outstanding balances is permitted at any time for each participant. Principal and interest are paid through payroll deductions. As of December 31, 2023, the interest rates on participant notes range from 4.25% to 9.50%.

(h)	Payment of Benefits

Upon termination of employment, a participant may elect to receive a distribution equal to the value of the participant’s vested interest in their account in the form of a lump-sum amount, agreed upon installments, or a life annuity with or without a survivor option. Employees (other than 5% owners)

who attain the age of 70 1⁄2 years (if born on or before June 30, 1949), the age of 72 years (if born on or after July 1, 1949 and before January 1, 1951) or the age of 73 years (if born on or after January 1, 1951) will not be required to commence minimum distributions until they terminate employment. Employees may elect withdrawals during employment subject to the terms described in the Plan document.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefit Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and trustee. See note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from a participant are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2023 and 2022.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Subsequent Events

The Plan has evaluated subsequent events through June 18, 2024, the date the financial statements were available to be issued. During this period, benefits paid to participants were approximately $220 million higher than the same period during 2023, in part due to participants impacted by a restructuring program affecting some positions at SAP.

(3)	Fair Value Measurements

Fair value (as described in FASB ASC Topic 820) is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. FASB ASC Topic 820 establishes a framework for measuring fair value. It establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Valuation Hierarchy

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

Level 1	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets and liabilities include registered investment companies (mutual funds), money market funds, common stocks and brokerage option.

Level 2	Observable inputs other than Level 1 prices, for example, quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets and liabilities include items that are traded less frequently than exchange traded securities and whose model inputs are observable in the markets or can be corroborated by market observable data. Examples in this category are common collective trust funds.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement. These unobservable inputs reflect the Plan’s own assumptions about the market that participants would use to price an asset based on the best information available in the circumstances. The Plan has no Level 3 investments.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Valuation Methodologies

Following is a description of the valuation methodologies used for instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

Registered Investment Companies: Mutual funds and Money Market funds are valued at the net asset value (NAV) on a market exchange. Each fund’s NAV is calculated as of the close of business of the New York Stock Exchange and National Association of Securities Dealers Automated Quotations. The funds are open-ended and trade in accordance with Securities and Exchange requirements at a quoted market price.

SAP ADR Stock Fund: The stock fund includes the Parent Company’s common stock and is valued at the closing price reported in the active market in which the individual securities are traded.

Vanguard Brokerage Option: Equities are valued at last quoted sales price as of the close of business.

Common Collective Trust Funds: These investments are public investment securities valued using the NAV provided by the Trustee. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments, which are traded on an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31:

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual Funds	$2,614,223,755	$—	$—	$2,614,223,755
Vanguard Brokerage Option	138,876,841			138,876,841
SAP ADR Stock Fund	80,898,518	—	—	80,898,518
Common Collective Trust Funds	—	4,322,974,595	—	4,322,974,595

Total investments measured at fair value	$2,833,999,114	$4,322,974,595	$—	7,156,973,709

Common Collective Trust Funds measured at net asset value*				307,314,841

Total investments				$7,464,288,550

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual Funds	$2,311,664,804	$—	$—	$2,311,664,804
Vanguard Brokerage Option	95,367,660			95,367,660
SAP ADR Stock Fund	58,641,511	—	—	58,641,511
Common Collective Trust Funds	—	3,487,838,823	—	3,487,838,823

Total investments measured at fair value	$2,465,673,975	$3,487,838,823	$—	5,953,512,798

Common Collective Trust Funds measured at net asset value*				354,238,632

Total investments				$6,307,751,430

*

Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

(4)	Investments in Vanguard Retirement Savings Trust (VRST)

The Plan holds an investment in a collective trust, specifically the VRST that invests in a combination of synthetic contracts (backed primarily by Vanguard bond trust funds), traditional insurance, bank contracts and contracts that are backed by bond funds and trusts. The issuers’ ability to meet these obligations may be affected by economic developments in their respective companies and industries. The VRST seeks stable returns comparable to those of short-term fixed income securities. The average maturity range of investments in the trust is 2 to 4 years.

Distributions of net investment income to unit holders are declared and accrued daily. Withdrawals may be made for the primary purposes of funding an authorized distribution, withdrawal, or loan disbursement. Certain withdrawals may be subject to market value adjustments calculated in accordance with the provisions of the investment contracts. There are no unfunded commitments.

(5)	Related-Party Transactions

Certain Plan investments are shares of mutual funds, stocks or common collective trust funds managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the Trustee as defined by the Plan (Plan Trustee) and, therefore, these transactions qualify as party-in-interest transactions. All fees for the investment management services are paid by the Company. The Company may be reimbursed for reasonable Plan expenses paid by the Company on behalf of the Plan, provided the Company advises the Plan Trustee of the liability owed to the Company. Additionally, participants can invest in the Parent Company’s ADR Stock Fund. The Parent Company is a related party.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

(7)	Tax Status

On March 13, 2018, the IRS issued a determination letter to the Company indicating that the Plan, as amended and restated as of January 1, 2006 including amendments adopted through January 30, 2017 was in compliance with the applicable provisions of the Code and the regulations thereunder. The Plan has been further amended since January 30, 2017; however, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with applicable provisions of the Code and therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

		Schedule 1

SAP AMERICA, INC.
401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023

Identity of issue, borrower, lessor, or similar party	Description of investment and notes receivable	Current value
(*) Vanguard Funds:
Wellington	Registered investment company	$1,547,582,767
Windsor II	Registered investment company	225,131,156
International Growth	Registered investment company	189,325,579
Explorer	Registered investment company	154,524,854
Global Equity	Registered investment company	149,610,820
Small-Cap Index	Registered investment company	115,179,924
Emerging Markets Stock Index	Registered investment company	51,293,513
PIMCO Income Fund	Registered investment company	56,332,149
Allspring Special Mid Cap Value Fund; Class R6	Registered investment company	44,273,208
Metropolitan West Total Return Bond Fund: Class I Shares	Registered investment company	32,872,078
Federated Inst. High Yield Bond Fund	Registered investment company	31,870,200
PGIM Global Total Return; Class R6	Registered investment company	10,619,743
(*) Vanguard Trusts:
Target Retirement 2035	Common collective trust	268,400,546
Target Retirement 2030	Common collective trust	227,730,070
Target Retirement 2040	Common collective trust	220,930,173
Target Retirement 2025	Common collective trust	152,775,237
Target Retirement 2045	Common collective trust	169,356,375
Target Retirement 2050	Common collective trust	134,113,172
Target Retirement 2055	Common collective trust	95,000,050
Target Retirement 2020	Common collective trust	56,962,190
Target Retirement Income	Common collective trust	38,556,669
Target Retirement 2060	Common collective trust	51,569,517
Target Retirement 2065	Common collective trust	17,191,079
Target Retirement 2070	Common collective trust	3,563,116
(*) Vanguard Institutional 500 Index Trust	Common collective trust	1,279,758,592
(*) Vanguard Institutional Total International Stock Market Index Trust	Common collective trust	441,030,467
(*) Vanguard Institutional Total Bond Market Index Trust	Common collective trust	386,529,608
(*) Vanguard Institutional Extended Market Index Trust	Common collective trust	364,800,318
(*) JPMCB Large Cap Growth Fund; CF-A Class	Common collective trust	358,074,867
(*) Vanguard Retirement Savings Trust III	Common collective trust	307,314,841
(*) BR MidCap Growth Equity T	Common collective trust	37,614,340
(*) Allspring SP Small Cap ValueE	Common collective trust	19,018,209
(*) Vanguard Brokerage Option	Vanguard brokerage option	138,876,841
(*) SAP ADR Stock Fund	American depository receipts	80,898,518
(*) Vanguard Cash Reserves Federal MM Fund Admiral Shares	Interest-bearing cash account	5,607,764

Total Investments at fair value		7,464,288,550
(*)(**) Notes receivable from participants	Notes receivable bearing interest at rates ranging from 4.25% to 9.50% due through the year 2042	39,706,279

		$7,503,994,829

(*) Denotes party-in-interest.
(**) Current value represents unpaid principal balance plus any accrued but unpaid interest.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this Annual Report to be signed on the SAP America, Inc. 401(k) Plan’s behalf by the undersigned hereunto duly authorized.

SAP America, Inc. 401(k) Plan

By:	/s/ Jessica Rosales
Jessica Rosales
Plan Administrator

Date: June 18, 2024

II-1

Exhibit Index

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

II-2